FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2007

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 a share statement No 1- 2007 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on March 6, 2007.

                                            TORM
                                            A/S Dampskibsselskabet TORM
                                            Tuborg Havnevej 18
                                            DK-2900  Hellerup
                                            Denmark

SHARE STATEMENT No. 1 - 2007


6 March 2007



According to section 28a of the Danish Securities Trading Act, TORM must report transactions made by senior staff and related parties in TORM's shares and related securities:


Name                   Lennart Arrias

Reason                 Member of the Board of Directors
Issuer                 A/S Dampskibsselskabet TORM
Securities code        DK0010281468
Name/description       Shares
Transaction            Sale
Trade date             5 March 2007
Market                 Copenhagen Stock Exchange
Number                 2,060
Market value in DKK    723,735.00



A/S Dampskibsselskabet TORM
Contact person:   Klaus Kjaerulff, CFO (tel.: +45 39 17 92 00)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated March 15, 2007                By:/s/Klaus Kjaerulff
                                       ----------------------
                                        Klaus Kjaerulff
                                        Chief Executive Officer


SK 03810 0001 756668